UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY

TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

Commission File Number: 000-51340

TAC ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

8 Sound Shore Drive, Suite 255

Greenwich, CT 06830

(203) 983-5276

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock and two Warrants

Common Stock, par value $0.0001 per share

Warrants, exercisable for one share of Common Stock at an exercise price of $5.00 per share

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Units:	20

Common Stock:	42

Warrants:	40

Pursuant to the requirements of the Securities Exchange Act of 1934, TAC Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 14, 2007	By:	/s/ Jonathan H. Cohen
Jonathan H. Cohen
Chief Executive Officer